UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 8)

                   Under the Securities Exchange Act of 1934

                         ITT EDUCATIONAL SERVICES, INC.
                  ------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  4506B109
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 25, 2007
                               -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 15

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 2 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      2,887,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 2,887,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 4506B109              SCHEDULE 13D                    Page 3 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      2,887,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 2,887,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 4 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      2,887,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 2,887,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 5 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      2,887,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 2,887,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 6 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      2,887,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 2,887,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 7 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      2,887,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 2,887,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 8 of 15

Item 1.  Security and Issuer
----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 8, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, $.01 par value per share (the "Common Stock") of ITT Educational Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 13000 North Meridian Street, Carmel, Indiana 46032-1404. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
---------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

Since the filing of Amendment No. 7 to Schedule 13D, there have been changes to the executive officers of Blum LP and RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum LP and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.      USA       President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.      USA and   Managing Partner,
Managing Partner      Suite 400               Norway    Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.      USA       Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.      USA       Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 9 of 15


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Jane J. Su            909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA        Partner, Chief
Partner, Chief        Suite 400                           Operating Officer,
Operating Officer,    San Francisco, CA 94133             General Counsel and
General Counsel and                                       Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum LP
Assistant Secretary
& Director

William Scott Hartman 909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133


Since the filing of Amendment No. 7 to Schedule 13D, there have been changes to the managing members and members of Blum GP II.

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.       USA and    Managing Partner,
Managing Member      Suite 400                Norway     Blum LP
                     San Francisco, CA 94133

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 10 of 15


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

John H. Park          909 Montgomery St.         USA       Partner,
Managing Member       Suite 400                            Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.         USA       Partner,
Managing Member       Suite 400                            Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.         USA       Partner,
Member                Suite 400                            Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.         USA       Partner,
Member                Suite 400                            Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.         USA       Partner,
Member                Suite 400                            Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.         USA       Partner, Chief
Managing Member       Suite 400                            Operating Officer,
                      San Francisco, CA 94133              General Counsel &
                                                           Secretary, Blum LP

Marc T. Scholvinck    909 Montgomery St.         USA       Partner & Chief
Managing Member       Suite 400                            Financial Officer,
                      San Francisco, CA 94133              Blum LP

William Scott Hartman 909 Montgomery St.         USA       Partner,
Member                Suite 400                            Blum LP
                      San Francisco, CA 94133


Since the filing of Amendment No. 7 to Schedule 13D, there have been changes to the managing members and members of Blum GP III.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133


CUSIP NO. 4506B109            SCHEDULE 13D                     Page 11 of 15


Name and              Business               Citizen-    Principal Occupation
Office Held           Address                 ship       or Employment
--------------------  -----------------------  ---------  -------------------

Nils Colin Lind      909 Montgomery St.       USA and   Managing Partner,
Managing Member      Suite 400                Norway    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.       USA       Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.       USA       Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

William Scott Hartman 909 Montgomery St.      USA       Partner,
Member                Suite 400                         Blum LP
                      San Francisco, CA 94133


Since the filing of Amendment No. 7 to Schedule 13D, there have been changes to the executive officers of the managing member of Saddlepoint GP. Blum LP is the managing member of Saddlepoint GP and its executive officers are listed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 12 of 15


federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-Q, there were 41,366,774 shares of Common Stock issued and outstanding as of September 30, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common
Stock: (i) 819,330 shares of Common Stock held by Blum LP and RCBA Inc.
on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 2.0% of the outstanding shares of the Common Stock; (ii) 1,471,670 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 3.6% of the outstanding shares of the Common Stock; (iii) 504,600 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic
Partners III, L.P. ("Blum Strategic III"), a Delaware limited partnership, which represents 1.2% of the outstanding shares of the Common Stock; (iv) 25,200 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (v) 33,100 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 33,100 shares of the Common Stock that are legally owned by Virginia Electric and Power
Company Qualified Nuclear Decommissioning Trust ("Virginia Electric") (collectively, the "Investment Advisory Clients"), which represents
0.1% of the outstanding shares of the Common Stock, with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP II, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 2,887,000 shares of the Common Stock, which is 7.0% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, Blum GP III LP, Blum GP III and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the

CUSIP NO. 4506B109            SCHEDULE 13D                     Page 13 of 15


securities that are beneficially owned by RCBA Inc., Blum GP II, Blum GP III LP, Blum GP III or Saddlepoint GP.

c) The Reporting Persons effected the following transactions in the Common Stock during the last 60 days:

The Reporting Persons sold the following shares of Common Stock in the open market:

Entity                            Trade Date    Shares   Price/Share
------                            ----------   ---------  -----------
Investment partnerships for       12-07-06       60,000    70.8807
which Blum LP serves as the       12-20-06       43,900    67.6291
general partner and on behalf     12-21-06       10,100    67.5763
of an entity for which Blum LP    12-22-06       34,000    67.4854
serves as investment advisor.     12-26-06       67,800    67.4381
                                  12-27-06       26,200    67.8164
                                  12-28-06      138,000    67.0002
                                  01-25-07       21,600    76.0463
                                  01-25-07       70,600    75.5000
                                  01-29-07       31,200    76.5275
                                  01-29-07        4,600    76.6509
                                  01-29-07       10,300    76.6875
                                  01-29-07       28,300    76.8164

The limited partnerships for      01-25-07       38,800    76.0463
which Blum GP II serves as the    01-25-07      127,700    75.5000
general partner and the managing  01-29-07       56,000    76.5275
limited partner.                  01-29-07        8,100    76.6509
                                  01-29-07       18,430    76.6875
                                  01-29-07       51,100    76.8164

For Blum Strategic III for        01-25-07       13,300    76.0463
which Blum GP III LP              01-25-07       43,800    75.5000
serves as the general partner     01-29-07       19,200    76.5275
and for Blum GP III which         01-29-07        2,800    76.6509
serves as the general             01-29-07        6,300    76.6875
partner for Blum GP III LP.       01-29-07       17,500    76.8164

The partnerships for which        01-25-07          700    76.0463
Saddlepoint GP serves as          01-25-07        2,100    75.5000
general partner.                  01-29-07        1,000    76.5275
                                  01-29-07          100    76.6509
                                  01-29-07          300    76.6875
                                  01-29-07          900    76.8164

CUSIP NO. 4506B109            SCHEDULE 13D                     Page 14 of 15


Entity                            Trade Date    Shares   Price/Share
------                            ----------   ---------  -----------

The Investment Advisory           01-25-07        1,600    76.0463
Clients for which Blum LP         01-25-07        5,800    75.5000
serves as investment advisor.     01-29-07        2,600    76.5275
                                  01-29-07          200    76.6509
                                  01-29-07        1,000    76.6875
                                  01-29-07        2,200    76.8164

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A Joint Filing Undertaking.


 CUSIP NO. 4506B109             SCHEDULE 13D                    Page 15 of 15


                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary

BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan             By: /s/ Gregory D. Hitchan
   -------------------------------        -------------------------------
   Gregory D. Hitchan                     Gregory D. Hitchan
   Managing Member and General Counsel    Managing Member and General Counsel


BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                   Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
   ----------------------------           ------------------------------
   Gregory D. Hitchan,                    Gregory D. Hitchan
   Managing Member and General Counsel    Partner, Chief Operating Officer,
                                          General Counsel and Secretary

CUSIP NO. 4506B109             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 30, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary

BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan             By: /s/ Gregory D. Hitchan
   -------------------------------        -------------------------------
   Gregory D. Hitchan                     Gregory D. Hitchan
   Managing Member and General Counsel    Managing Member and General Counsel



BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                   Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
   ----------------------------           ------------------------------
   Gregory D. Hitchan,                    Gregory D. Hitchan
   Managing Member and General Counsel    Partner, Chief Operating Officer,
                                          General Counsel and Secretary